                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                          IPVoice Communications, Inc.
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                                (Name of Issuer)

                                Convertible Note
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                         (Title of Class of Securities)

                                     46264P
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                                 (CUSIP Number)

                                Philip M. Verges
                         14860 Monfort Drive, Suite 210
                                Dallas, TX 75254
                                 (972) 386-3372

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 19, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

          Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.46264P                       13D                   Page 1 of 3 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Philip M. Verges

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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               7    SOLE VOTING POWER

  NUMBER OF
                    *
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    *
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 * Convertible in accordance with terms set forth in the Asset Purchase
   Agreement and Promissory Note between IPvoice Communications, Inc. and
   VergeTech, Inc.  dated 6/19/02.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        *
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14   TYPE OF REPORTING PERSON*

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page 2 of 3 Pages

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Item 1.  Security and Issuer.

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Item 2.  Identity and Background.

     (a)

     (b)

     (c)

     (d)

     (e)

     (f)

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Item 3.  Source and Amount of Funds or Other Consideration.

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Item 4.  Purpose of Transaction.

     (a)

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

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Item 5.  Interest in Securities of the Issuer.

     (a)

     (b)

     (c)

     (d)

     (e)

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits.

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                                   SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                                  July 30, 2002
                                        ----------------------------------------
                                                         (Date)

                                                /s/ Philip M. Verges
                                        ----------------------------------------
                                                       (Signature)

                                                    Philip M. Verges
                                                    Chairman
                                        ----------------------------------------
                                                       (Name/Title)

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).